LocatorX, Inc. DOS/A

Exhibit 6.9

MVPI and LocatorX Management Services Agreement

This Management Services Agreement (this “Agreement”) is entered into an effective date as of 8th day of January, 2018 (the “Effective Date”) by and among MV Portfolios, Inc., a Nevada corporation (“Parent”), and LocatorX, Inc., a Florida corporation (“Subsidiary”).

Recitals

Parent is in the business of identifying patents for productizing and has existing operational infrastructure to support a start up company. Subsidiary is newly formed business needing access to operational infrastructure to commence operations. Parent wishes to enable Subsidiary to obtain access to Parents operational infrastructure on a cost allocation basis.

The parties intend that, as a consequence of this Agreement, Parent will provide management services to help provide and obtain funding for productization and growth of the business. Each of the parties hereto share the common Chief Executive Officer of William D. Meadow.

NOW Therefore, in consideration of the mutual covenants and obligations set forth in this Agreement, the parties hereto agree as follows:

Terms. The Parent will provide services to and receive funds from the Subsidiary pursuant to the LocatorX Board consent of January 08, 2018 with an end date of December 31, 2020.

The following amounts will be accrued on a monthly basis for the following officer(s) who will be retained by LocatorX: Shea Ralph CFO of MVPI $180,000 or $15,000/month billed to LocatorX and paid by MVPI as percentage of executive time allocated to the business of LocatorX.

Once there is sufficient cash flow, all accrued and unpaid salaries and consulting fees will be paid to the officers and salaries will be paid semi-monthly thereafter. Further, LocatorX, Inc. shall pay MVPI for securing and providing financing and equity for the capitalization of the corporation for startup and ongoing operations. MVPI shall earn 5% of LocatorX gross royalties, 5% of capital raised and non-dilutive third party debt financing into LocatorX as a management services fee. Once there is sufficient cash flow as determined by MVPI, all accrued and unpaid management fees will be paid to MVPI.

The parties agree that this Agreement, together with any addenda or exhibits attached hereto, may be amended from time to time in writing by mutual agreement of the parties. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have agreed and executed this Agreement as effective of the date first set forth above.

Parent:	/s/ Shea Ralph	Subsidiary:	/s/ William D. Meadow

	Shea Ralph CFO		William D. Meadow CEO